Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statement on Forms S-8 (No. 333-178381) of Finisar Corporation of our report dated June 28, 2013, with respect to the statement of net assets available for benefits of the Finisar Corporation 401(k) Profit Sharing Plan as of December 31, 2012, and the related statement of changes in net assets available for benefits for the year then ended, and the related supplemental Schedule H, line 4i-Schedule of Assets (held at end of year) as of December 31, 2012 which report appears in the December 31, 2012 annual report on Form 11-K of the Finisar Corporation 401(k) Profit Sharing Plan.

/s/ Moss Adams LLP

Campbell, California
June 28, 2013